EXHIBIT 11.0
Computation of Earnings per Share
The following represents the computation of earnings per share reflecting the assumption that the granted shares under the option and warrants plan which would be dilutive will be exercised.

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Net earnings, basic and diluted	$362,700	$173,004	$687,412	$684,671

Weighted average common shares outstanding, basic	19,727,954	19,702,693	19,906,247	19,508,107
Common share equivalents relating to:
Stock options	251,290	591,132	363,257	639,016
Warrants	5,493	230,849	12,268	235,229
Restricted stock	—	33,333	—	33,149

Weighted average common shares outstanding	19,984,737	20,558,007	20,281,772	20,415,501

Net earnings per share:
Basic	$0.02	$0.01	$0.03	$0.04
Diluted	$0.02	$0.01	$0.03	$0.03

Anti-dilutive stock options, warrants and restricted stock not included in the diluted earnings per share computations	3,107,899	421,250	2,971,330	421,250
See notes to consolidated financial statements.